SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2006 NOV 15 P 12:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 November 2006 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


06018517

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 13 November 2006 as published in the South China Morning Post in Hong Kong on 14 November 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

11/16

E\tn\sa\SHPCL_3Q2006\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 13 NOVEMBER 2006 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and nine months ended 30 September 2006 in Thailand on 13 November 2006. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and nine months ended 30 September 2006 in Thailand on 13 November 2006. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2006

	Three months ended 30 September		Nine months ended 30 September	
	2006	2005	2006	2005
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	239,512	238,336	814,065	735,613
Food and beverage	178,970	162,331	578,767	535,685
Others	40,389	38,969	123,539	118,928
Total revenues from hotel operations	458,871	439,636	1,516,371	1,390,226
Cost of sales and services	(144,705)	(130,825)	(444,587)	(409,093)
Gross profit	314,166	308,811	1,071,784	981,133
Selling and administrative expenses	(109,065)	(107,845)	(355,591)	(330,031)
Earnings from the sale of goods and the rendering of services	205,101	200,966	716,193	651,102
Other incomes				
Gain on disposal of fixed assets	192	181	567	1,445
Interest income	17,980	5,626	47,377	14,581
Other income	46,295	1,539	60,475	17,767
Other expenses				
Depreciation	(78,745)	(76,938)	(232,824)	(226,413)
Others	(1,390)	-	(7,735)	-
Directors' remuneration	(915)	(915)	(2,745)	(2,745)
EARNINGS FROM OPERATIONS	188,518	130,459	581,308	455,737
SHARE OF GAIN (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	-	-	-	-
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(9,369)	(11,202)	(32,078)	(30,867)
EARNINGS BEFORE INCOME TAX	179,149	119,257	549,230	424,870
CORPORATE INCOME TAX	(46,523)	(41,181)	(147,999)	(116,182)
NET EARNINGS FOR THE PERIOD	132,626	78,076	401,231	308,688
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	1.02	0.60	3.09	2.37

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2006 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2006 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 13 November 2006

* *for identification purpose only*